Pacific Coast Oil Trust

919 Congress Avenue, Suite 500

Austin, Texas 78701

August 1, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker, Branch Chief

Re:	Pacific Coast Oil Trust

Registration Statement on Form S-3

Filed June 17, 2013

File No. 333-189394

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 001-35532

Ladies and Gentlemen:

This letter sets forth the responses of Pacific Coast Oil Trust (the “Trust”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 5, 2013 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed by the Trust on June 17, 2013, File No. 333-189394 (the “Registration Statement”) and the Form 10-K for Fiscal Year Ended December 31, 2012 filed by the Trust on March 29, 2013, File No. 001-35532 (the “Form 10-K”). Upon satisfactory conclusion of the comment process with the Staff, the Trust intends to include the revised disclosure in its next annual report on Form 10-K and in any Form 10-Q where the disclosure would be applicable.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

Registration Statement on Form S-3 Filed June 17, 2013

1.	As you are incorporating by reference your annual report on Form 10-K for the year ended December 31, 2012, please comply with the comments below prior to requesting effectiveness on the Form S-3.

Response: The Trust acknowledges the Staff’s comment and will reach satisfactory conclusion of the comment process with the Staff prior to requesting effectiveness on the Registration Statement.

August 1, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2. Properties, page 38

Reserves, page 38

2.	We note that certain of the disclosures required by Item 1200 of Regulation S-K for the properties underlying the Trust’s net profits and royalty income have not been carried forward from your filing on Form S-1. Please clarify for us why you appear to have revised or omitted the following disclosure:

•

A discussion of material changes in proved undeveloped reserves that occurred during the period covered by the report, including quantities converted to proved developed reserves. Refer to Item 1203(b);

•	A discussion of investments (e.g., capital expenditures) and progress made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c);

•

Explanation of the reasons why material amounts of proved undeveloped reserves remain undeveloped for five years or more after disclosure as proved undeveloped reserves, if applicable. Refer to Item 1203(d);

•	For the fiscal year, disclosure of production by final product sold, of oil, gas and other products. While we note disclosure on a monthly basis on page 51, please refer to Item 1204(a);

•	For the fiscal year, disclosure of the average sales price and average production cost. While we note disclosure on a monthly basis for average price on page 51, please refer to Item 1204(b).

Response: We acknowledge the Staff’s comment and will include disclosure comparable to the following in our next annual report on Form 10-K with respect to Regulation S-K Items 1203 (b) – (d):

•	Changes in Proved Undeveloped Reserves

Proved undeveloped reserves were 9,778 MBoe at the end of 2012 compared to 12,772 MBoe at the end of 2011. The net decrease of 2,994 MBoe during the year ended December 31, 2012, was driven primarily by the conversion of proved undeveloped reserves to proved developed reserves during the year for the Orcutt Diatomite properties by 3,435 MBoe, and offset by 1,190 MBoe of additions for Orcutt Diatomite.

August 1, 2013

•	Conversion of Proved Undeveloped Reserves

During 2012, there were 37 wells drilled on the Underlying Properties, which wells were drilled in the Orcutt properties. These wells were drilled at a cost of $12.4 million and resulted in the conversion of 3,435 MBoe of reserves from proved undeveloped to proved developed.

•	Development of Proved Undeveloped Reserves

All proved undeveloped locations are scheduled to be developed within 5 years from the date they were added to the reserves report.

We respectfully submit that the information required by Regulation S-K Items 1204 (a) and (b) is disclosed on pages 51 and 52 of the Form 10-K for the underlying properties. Since the Trust uses the modified cash basis of accounting to report Trust receipts of the conveyed interests and payments of expenses incurred, the periods representing the distributions are the only periods that were disclosed in the Form 10-K and the only periods for which we think disclosure is appropriate. Disclosing information for the calendar year that is not consistent with the Trust’s distributable income would not represent the financial results being reported in the Form 10-K. We propose to continue our current approach with respect to the information required by Regulation S-K Items 1204(a) and (b) in future annual reports on Form 10-K.

Financial Statements and Supplementary Data

Oil and Natural Gas Disclosures (Unaudited)

Oil and Natural Gas Reserve Quantities, page 71

3.	We note the disclosure per page 72 of your Form 10-K stating that positive revisions to your proved reserves were partially attributable to an increase in oil prices. However, you disclose that unweighted average first-day-of-the-month crude oil prices used to determine proved reserves were $94.71 per barrel for the fiscal year ended December 31, 2012 compared to $95.97 per barrel for the fiscal year ended December 31, 2011 (i.e., a decrease of $1.26 per barrel). Please advise. Refer to FASB ASC 932-235-50-5.

Response: We acknowledge the Staff’s comment. The disclosure in our Form 10-K should have read as follows: “In 2012, the Trust had positive revisions of 1,267 MBoe, primarily related to an increase in realized oil prices due to better pricing from the sales contracts in the Orcutt properties.” The intent of the sentence was to convey that the positive revisions were due to an increase in the realized prices which increased year over year due to a change in the sales contract pricing in 2012. In our next annual report on Form 10-K, we will revise any relevant disclosure consistent with the above.

* * * *

August 1, 2013

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

PACIFIC COAST OIL TRUST

By:	The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President

Cc:	Sean T. Wheeler

Latham & Watkins LLP

Thomas Adkins

Bracewell & Giuliani LLP